SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------



                                  SCHEDULE 13D
                                 (rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           VESTA INSURANCE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     925391
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Capital Z Management, LLC
                               54 Thompson Street
                            New York, New York 10012
                        Attention: David A. Spuria, Esq.
                                 (212) 965-0800


--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Capital Z Financial Services Fund II, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [X]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             2,044,875
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     2,044,875
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER


-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,044,875
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                               [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.67%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Capital Z Financial Services Private Fund II, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [X]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             10,863
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     10,863
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER


-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,863
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                               [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          .03%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Capital Z Partners, L.P.*
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [X]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          Not Applicable
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           2,055,738
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER


                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,055,738
-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,055,738
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                               [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.7%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------
*Solely in its capacity as the sole general partner of Capital Z Financial
Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.


========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Capital Z Partners, Ltd.*
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [X]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          Not Applicable
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                           [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           2,055,738
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER


                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,055,738
-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,055,738
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                               [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.7%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- -------------------------------------------------------------------------------------------------------------
* Solely in its capacity as the sole general partner of Capital Z Partners, L.P.

Item 1.       Security and Issuer.

         This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Vesta Insurance Group, Inc., a Delaware corporation (the "Company").

         The Company's principal executive office is located at 3760 River Run Road, Birmingham, Alabama 35243.

Item 2.       Identity and Background.

         This Statement is being filed jointly on behalf of Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Financial Services Private Fund II, L.P. ("Capital Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.", and together with Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P., the "Reporting Persons").

         Each of Capital Z Fund II, Capital Z Private Fund II, are referred to as a "Purchaser" and together they are referred to as the "Purchasers".

         Capital Z Fund II and Capital Z Private Fund II are each limited partnerships that invest in the securities of financial-service companies and related businesses. Capital Z L.P. is a limited partnership which acts as the sole general partner of Capital Z Fund II and Capital Z Private Fund II. Capital Z Ltd. is a corporation which acts as the sole general partner of Capital Z L.P.

         Information regarding the control persons and executive officers of the Reporting Persons is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all such persons are citizens of the United States.

         The principal business address of each Reporting Person is 54 Thompson Street, New York, New York 10012.

         None of the entities or persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has been convicted in a criminal proceeding during the last 5 years.

         None of the entities or persons identified on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Reporting Persons has, during the last 5 years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.       Source and Amount of Funds.

         Capital Z Private Fund II and Capital Z Fund II purchased, pursuant to the Securities Purchase Agreement, dated as of December 21, 2000 (the "2000 Securities Purchase Agreement"), by and among Instant Insurance Holdings, Inc., a Delaware corporation ("Instant"), the Company, Thomas E. Mangold ("Mangold"), Capital Z Fund II and Capital Z Private Fund II, an aggregate of 555,738 shares of Common Stock, at a purchase price of $6.10 per share, which purchase price was paid with an aggregate of 3,000,000 shares of Series E Preferred Stock, par value $1.00 per share ("Series E Preferred Stock"), of Instant, valued at $1.13 per share.

         Capital Z Private Fund II and Capital Z Fund II purchased, pursuant to the Securities Purchase Agreement, dated as of December 28, 2001 (the "Securities Purchase Agreement"), by and among the Company and the Purchasers, an aggregate of 1,500,000 shares of Common Stock. In addition, the Company paid the Purchasers cash in the amount of $138,284. The purchase price for each share of Common Stock was $6.77. In consideration for the cash and the Common Stock, the Purchasers transferred the following securities of Instant to the Company:
17,787 shares of common stock, par value $0.01 per share ("Instant Common Stock"), 200,000 shares of Series A Preferred Stock, par value $1.00 per share ("Series A Preferred Stock"), 7,450,000 shares of Series C Preferred Stock, par value $1.00 per share ("Series C Preferred Stock"), warrants to purchase an aggregate of 151,032 shares of Common Stock (the "Warrant") and certain rights to acquire an aggregate of 88,935 shares of Instant Common Stock held by management of Instant upon their termination (the "Call Rights").

         None of the Reporting Persons borrowed any funds in connection with the purchase of the Common Stock.

Item 4.       Purpose of Transaction.

         The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market purchases or otherwise.

         In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth therein.

         Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5.       Interest in Securities of Issuer.

                  (a) - (b)

         Capital Z Fund II has the sole power to vote and the sole power to dispose of 2,044,875 shares of Common Stock, which is 5.67% of the Common Stock. Capital Z Private Fund II has the sole power to vote and the sole power to dispose of 10,863 shares of Common Stock, which is .03% of the Common Stock. Capital Z L.P. and Capital Z Ltd. may be deemed to beneficially own 2,055,738 Common Stock by virtue of Capital Z Fund II's and Capital Z Private Fund II's ownership of 2,044,875 and 10,863 shares of Common Stock, respectively. Captial Z L.P. and Capital Z Ltd. each have the shared power to vote or direct the vote, and to dispose or to direct the disposition, of such shares. Such shares represent, in the aggregate, approximately 5.7% of the outstanding total Common Stock.

         All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended and based on the number of shares of Common Stock outstanding as of December 28, 2001.

                  (c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) None.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

1. Capital Z Private Fund II and Capital Z Fund II purchased, pursuant the 2000 Securities Purchase Agreement, an aggregate of 555,738 shares of Common Stock, at a purchase price of $6.10 per share of Common Stock, which purchase price was paid with an aggregate of 3,000,000 shares of Series E Preferred Stock, valued at $1.13 per share.

2. In connection with the transactions contemplated by the 2000 Securities Purchase Agreement, Capital Z Fund II, Capital Z Private Fund II and the Company entered into that certain Registration Rights Agreement (the "Registration Rights Agreement"), dated as of December 21, 2000. As more fully described in the Registration Rights Agreement, the Company granted certain registration rights to the Purchasers with respect to the 555,738 shares of Common Stock owned by the Purchasers, including demand registration rights and certain other incidental registration rights with respect to offerings made by the Company under the Securities Act of 1933, as amended.

3. Capital Z Private Fund II and Capital Z Fund II purchased, pursuant the Securities Purchase Agreement, an aggregate of 1,500,000 shares of Common Stock. In addition, and the Company paid the Purchasers cash in the amount of $138,284. The purchase price for each share of Common Stock was $6.77. In consideration for the cash and the Common Stock, the Purchasers transferred the following securities of Instant to the Company: 17,787 shares of Instant Common Stock, 200,000 shares of Series A Preferred Stock, 7,450,000 shares of Series C Preferred Stock, the Warrants and the Call Rights.

4. In connection with the transactions contemplated by the Securities Purchase Agreement, the Purchasers and the Company executed and delivered the First Amendment to the Registration Rights Agreement (the "First Amendment"), dated as of December 28, 2001, which amends certain provisions of the Registration Rights Amendment to make the 1,500,000 shares of Common Stock purchased under the Securities Purchase Agreement subject to the terms of the Registration Rights Agreement.

         The descriptions of the 2000 Securities Purchase Agreement, the Registration Rights Agreement, the Securities Purchase Agreement, and the First Amendment contained herein are qualified in their entirety by reference to the applicable agreements, which are incorporated by reference herewith as Exhibits I, II, III, and IV respectively.

Item 7.       Material to be Filed as Exhibits.

              1. Securities Purchase Agreement, dated December 21, 2000, by and among Instant Insurance Holdings, Inc., Vesta Insurance Group, Inc., Thomas E. Mangold, Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

              2. The Registration Rights Agreement, dated as of December 21, 2000, by and among Vesta Insurance Group, Inc., Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

              3. Securities Purchase Agreement, dated December 28, 2001, by and among Vesta Insurance Group, Inc., Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

              4. The First Amendment to the Registration Rights Agreement, dated as of December 28, 2001, by and among Vesta Insurance Group, Inc., Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

              5. Joint Filing Agreement, dated January 9, 2002, by and among Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Capital Z Partners, L.P., and Capital Z Partners, Ltd.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

          Date: January 9, 2002.


                  CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
                  By: Capital Z Partners, Ltd., it ultimate general partner


                  By: /s/ David A. Spuria
                     -------------------------------------------
                        David A. Spuria
                        General Counsel, Vice President of
                        Administration and Secretary


                  CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
                  By: Capital Z Partners, Ltd., it ultimate general partner


                  By: /s/ David A. Spuria
                     -------------------------------------------
                        David A. Spuria
                        General Counsel, Vice President of
                        Administration and Secretary


                  CAPITAL Z PARTNERS, L.P.
                  By: Capital Z Partners, Ltd., it ultimate general partner


                  By: /s/ David A. Spuria
                     -------------------------------------------
                        David A. Spuria
                        General Counsel, Vice President of
                        Administration and Secretary


                  CAPITAL Z PARTNERS, LTD.
                  By: Capital Z Partners, Ltd., it ultimate general partner


                  By: /s/ David A. Spuria
                     -------------------------------------------
                        David A. Spuria
                        General Counsel, Vice President of
                        Administration and Secretary

                                                                      SCHEDULE I
                                                                      ----------

                     CONTROL PERSONS AND EXECUTIVE OFFICERS
                       OF THE CAPITAL Z REPORTING PERSONS


         The names, present principal occupations and business addresses of the control persons and executive officers of the Capital Z Reporting Persons are set forth below. The control person's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States of America except for Laurence Cheng who is a citizen of Canada. Capital Z Partners, Ltd. is the ultimate general partner and control person of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

Robert A. Spass
Chairman of the Board

Laurence W. Cheng
Chief Executive Officer and Director

Bradley E. Cooper
Senior Vice President and Director

Mark K. Gormley
Senior Vice President and Director

Scott M. Delman
Senior Vice President and Director

David A. Spuria
General Counsel, Vice President of Administration and Secretary

Roland V. Bernardon
Chief Financial Officer, Treasurer and Assistant Secretary

                                    Exhibits

              1. Securities Purchase Agreement, dated December 21, 2000, by and among Instant Insurance Holdings, Inc., Vesta Insurance Group, Inc., Thomas E. Mangold, Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

              2. The Registration Rights Agreement, dated as of December 21, 2000, by and among Vesta Insurance Group, Inc., Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

              3. Securities Purchase Agreement, dated December 28, 2001, by and among Vesta Insurance Group, Inc., Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

              4. The First Amendment to the Registration Rights Agreement, dated as of December 28, 2001, by and among Vesta Insurance Group, Inc., Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

              5. Joint Filing Agreement, dated January 9, 2002, by and among Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Capital Z Partners, L.P., and Capital Z Partners, Ltd.